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SEC 08026014)MMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 25 2008

Washington, DC 110

SEC FILE NUMBER
8-44285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N. B. Zoullas Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Third Avenue, 29th Floor

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leslie Seinfeld (212) 350-5315

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP

(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 06 2008

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/05/08

OATH OR AFFIRMATION

I Nicholas B. Zoullas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N. B. Zoullas Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

LESLIE SEINFELD
NOTARY PUBLIC, State of New York
No. 01SE5050426
Qualified in Nassau County
Commission Expires: 10/10/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.B. ZOULLAS SECURITIES, INC.

SEC Mail Processing

FEB 25 2008

Washington, DC
110

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

****

N.B. Zoullas Securities, Inc.
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	134,220
Deposits with clearing broker		934,255
Receivables from brokers		535,068
Property and equipment, at cost less accumulated depreciation and amortization of $81,196		29,699
Prepaid expenses and other assets		25,610
Total assets	**$**	**1,658,852**
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$	175,427
Commitments		
Stockholder's equity		
Common stock, $1 par value; 200 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		169,900
Retained earnings		1,313,425
		1,483,425
Total liabilities and stockholder's equity	**$**	**1,658,852**

The accompanying notes are an integral part of this financial statement.

1. Organization

N.B. Zoullas Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (formerly, National Association of Securities Dealers). The Company operates as an introducing broker principally under a clearance agreement with another broker-dealer (clearing broker), which assumes and maintains the accounts of the Company's customers. The Company transacts its business with customers located worldwide.

2. Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions are recorded as follows: Trading gains and losses are recorded on a trade-date basis; commission revenue and related expenses are recorded on a settlement-date basis, generally the third business day following the trade date. The effect of recording these transactions at settlement rather than on a trade-date basis was deemed to be immaterial.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation for furniture and equipment is provided on a straight-line basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the life of the lease, which is three years.

Income Taxes

The Company has elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company is not subject to federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 3 months or less when purchased to be cash equivalents.

3. Deposits with Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The Company's clearing agreement with its clearing broker requires that a minimum balance of $150,000 be maintained on deposit with the clearing broker. As per the operating lease (license agreement) with its clearing broker, $36,417 is restricted as additional security deposit.

4. Commitments

The Company is obligated to its clearing broker under a non-cancellable operating lease (license agreement) for its office premises, which provides for payment of specific amounts subject to escalation based on certain operating costs. Another entity that is wholly-owned by the Company's sole shareholder occupies approximately 30% of the leased office space. This entity pays $4,500 per month ($54,000 for 2007) directly to the clearing broker.

Future annual minimum rental payments under the license agreement, which expires in August, 2009 are as follows:

Year Ending December 31,	Amount
2008	$ 183,495
2009 (August 3, 2009)	107,039

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2007, the Company had net capital, as defined, of $1,435,737 which exceeded the required minimum net capital of $11,695 by $1,424,042. Aggregate indebtedness at December 31, 2007 totaled $175,427. The ratio of aggregate indebtedness to net capital was .12 to 1.

6. Off-Balance Sheet Risk and Concentration of Credit

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and securities on deposit at its bank and clearing broker. The accounts at its bank and clearing broker contain cash (bank) and cash and securities (clearing broker). Balances at its bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Balances at its clearing broker are insured up to $500,000, with a limit of $100,000 for cash, by the Securities Investor Protection Corporation (SIPC). Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage maintained by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company, as introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet-risk in the event the clearing broker is unable to fulfill its contractual obligations.

* *

The Company's Statement of Financial Condition as of December 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Board of Directors
N. B. Zoullas Securities, Inc.

We have audited the accompanying statement of financial condition of N.B. Zoullas Securities, Inc., (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of N.B. Zoullas Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 20, 2008

END